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EXHIBIT (a)(1)(iii)

E-mail
To:	Eligible Weider Nutrition International Employees
From:	Tom Elitharp
Date:	September 12, 2002

Dear Weider Nutrition International Employees:

        Pursuant to Bruce's announcement earlier today, below are links to our Stock Option Exchange Program site that contains details about the Program. This site contains copies of the Offer to Exchange Certain Outstanding Options and Election Concerning Exchange of Stock Options form as well as communications regarding the Program. Read the information provided and, as advised in the announcement, carefully consider your decision. If you wish to participate in this program, your Election Concerning Exchange of Stock Options form must be received by Tom Elitharp, Executive Vice President—Operations and Support Services, no later than 5:00 p.m. Mountain Time on Thursday, October 10, 2002, unless this offer is extended.

        If you have further questions after reading the Offer to Exchange Certain Outstanding Options and the Election Concerning Exchange of Stock Options form, you are invited to send your questions to our internal e-mail address: optioninfo@weider.com, and a response will be delivered back to you.

        You can view the Option Exchange Web Site through your web browser at:

        http://weiderwise/pages/departments/human_resources.com

        The website will allow you to view the following documents:

* Frequently Asked Questions (Summary Term Sheet)
* Offer to Exchange
* Election Form (can be printed and sent via internal mail, facsimile or post)
* Withdrawal Form (can be printed and sent via internal mail, facsimile or post)
* E-mail Communication from Bruce J. Wood, CEO & President, dated September 12, 2002
* E-mail Communication from Tom Elitharp dated September 12, 2002

                      Sincerely,

                      Tom Elitharp

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  EXHIBIT (a)(1)(iii)